SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

July 26, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

2012 Half-Year Group Financial Report

Interim consolidated financial statements for the six months ended June 30, 2012

Key Financials

Key Financials	2012	2011			2012	2011
(in EUR million)	H1	H1	+/-		Q2	Q2	+/-
Revenues	88.1	381.0	-77%		46.1	175.6	-74%
Gross profit	25.0	181.0	-86%		14.7	76.9	-81%
Gross margin	28%	48%	-20	pp	32%	44%	-12	pp
Operating result (EBIT)	-34.7	129.2	-127%		-16.5	54.3	-130%
EBIT margin	-39%	34%	-73	pp	-36%	31%	-67	pp
Net result	-23.9	90.4	-126%		-11.6	38.2	-130%
Net result margin	-27%	24%	-51	pp	-25%	22%	-47	pp
Net result per share - basic (EUR)	-0.24	0.90	-127%		-0.12	0.38	-132%
Net result per share - diluted (EUR)	-0.24	0.89	-127%		-0.12	0.38	-132%
Free cash flow*	-37.5	19.0	-297%		-31.9	7.3	537%
Equipment order intake	61.5	432.5	-86%		30.0	222.2	-86%
Equipment order backlog (end of period)	137.7	373.5	-63%		137.7	373.5	-63%

* Operating CF + Investing CF + Changes in Cash Deposits

Quarterly Business Development

Key Share Data

Key Share Data	H1/2012		H1/2011
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	11.26	14.31	23.53	34.12
Period High Price	14.45	19.15	33.48	44.88
Period Low Price	10.26	13.24	22.70	32.65
Number of shares issued (end of period)	101,900,474		101,779,752
Market capitalization (end of period), million EUR, million USD	1,147.4	1,458.2	2,394.9	3,472.7

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for Research &Development (“R&D”) and pre-production use.

AIXTRON’s product range includes systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD”), Hydride Vapor Phase Epitaxy (“HVPE”) for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (“PVPDTM”), Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

For silicon semiconductor applications, the AIXTRON systems are capable of depositing material films on wafers of up to 300mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period

Macro-economic environment and USD/EUR development

•             Economic activity throughout many European countries continues to be subdued, primarily due to the ongoing sovereign debt crisis. In the Euro-zone Economic Outlook Report, the Euro-zone GDP for the second quarter is predicted by the joint EU economic experts (Ifo Institute, Munich; INSEE, Paris; and ISTAT, Rome; jointly published on July 4, 2012) to have declined by 0.2% quarter on quarter and 0.4% year on year.

•             Disappointing news flow from the US labor market has also raised concerns about the strength of the US economy, where private consumer spending is the most important indicator of growth.

•             China also continues to show signs of a slow down with second quarter GDP growth decelerating to 7.6% year on year in Q2 which is the slowest growth rate recorded in China since 2009. To further encourage investments in China, the Bank of China has recently reduced bank interest rates and has announced their intention to reduce the tax on foreign company dividends by 50% in 2013.

•             The confluence of all the factors listed above suggests that the outlook for the global economy will continue to be sluggish in the short-term.

•             Despite the renewed signs of weakness of the US economy in the reporting period, the USD has strengthened against the Euro, principally due to the persistent sovereign debt problems in Europe.

•             After showing some initial strength against the dollar at the start of the year when Europe’s single currency hit a quarterly high of 1.35 USD/EUR in late February, a flat exchange rate development ensued throughout March and April. The dollar subsequently appreciated significantly against the Euro in May with the Euro dipping to a 23 month low of 1.24 USD/EUR before closing the first half of the year at 1.26 USD/EUR. This corresponds to a 3% increase against the Euro for the total six month reporting period.

•             The average USD/EUR exchange rate used by AIXTRON for the reporting of income and expenses during the first six months of the year was 1.30 USD/EUR (Q1/2012: 1.31 USD/EUR; Q2/2012: 1.30 USD/EUR). This translated into a 8% year on year gain on the H1/2011 figure of 1.40 USD/EUR.

Continued market uncertainty

•             While recent market news and discussions with AIXTRON customers confirm increased utilization rates, especially in Taiwan, many customers remain cautious on adding LED manufacturing capacity at this time. The uncertain consumer spending environment has raised doubts among LED manufacturers on the sustainability of the current demand for LED TV backlighting. Manufacturers are at the same time looking for increasing and sustainable demand signals from other LED market applications, including LED lighting.

•             In line with Management expectations, AIXTRON order intake volume remained stable during the second quarter of this year. New orders amounted to EUR 30.0m and were broadly in line with the Q1 level of EUR 31.5m (H1/2012: EUR 61.5m; H1/2011: EUR 432.5m).

•             Increased capacity utilization and the current quotation levels suggest that a bottom in the order intake cycle may have been reached, although the degree and timing of the pick-up still remains difficult to forecast with any certainty.

•             However, AIXTRON continues to expect an increase in demand for LED equipment in the second half of 2012 with significantly higher demand in 2013, driven by stronger projected growth in the LED lighting market.

Key financial developments Q2 and H1/2012

•             Reflecting the much lower order intake recorded in the last four quarters, Q2/2012 revenues remained relatively low at EUR 46.1m, but were 10% higher sequentially (Q1/2012: EUR 42.0m; H1/2012: EUR 88.1m; H1/2011: EUR 381.0m). The proportion of Spares & Service revenues remained at a similar level as in the previous quarter (Q1/2012: 30%; Q2/2012: 28%).

•             Throughout Q2, AIXTRON Management continued to execute on cost reduction measures, in order to further improve the Company’s cost efficiency. As a result, General & Administration expenses in Q2/2012 were down by 14% compared to Q1.

•             In H1/2012, gross margin was reported at 28%. This figure was much lower compared to the same period last year (H1/2011: 48%), principally due to the decline in absolute revenue volume and the disproportionately lower percentage decrease in cost of sales resulting from the fixed cost effect of ongoing facility, production and service costs.

•    Sequentially, the gross margin increased by 7 percentage points from 25% in Q1/2012 to 32% in Q2/2012, mainly due to product mix.

•             Q2 EBIT improved slightly compared to Q1, but remained negative at EUR -16.5m (Q1/2012: EUR -18.3m; H1/2012: EUR -34.7m; H1/2011: EUR 129.2m). The Q2/2012 net result recorded was EUR -11.6m (Q1/2012: EUR -12.3m; H1/2012: EUR -23.9m; H1/2011: EUR 90.4m net profit).

Non-LED activities gaining traction

•             In H1/2012, silicon equipment orders have increased compared to previous quarters. The majority of these orders, placed by a leading Korean DRAM manufacturer, were for AIXTRON’s new QXP8300 ALD deposition tool. The film developed on this QXP8300 production system has been successfully pre-qualified by a major chip manufacturer for a sub-30 nm DRAM technology node and will help accelerate high-volume manufacturing of the most advanced DRAM technology node available.

•             Management believes that AIXTRON has a significant growth opportunity with this tool, given the projected growth in sub-30nm device production. According to the market research firm Gartner (report from March 2012), the proportion of 28nm and 25nm DRAM device production output is forecast to increase by more than three times from 20% of total wafer shipments per month at the end of 2012 to over 65% of total wafer shipments per month by the end of 2013.

•             In the compound semiconductor equipment field, AIXTRON is also continuing to focus on non-LED applications. One particularly promising example is the power electronics market. AIXTRON equipment is already used by many prominent manufacturers to produce highly efficient Gallium Nitride (GaN) and Silicon Carbide (SiC) based power devices. These material solutions are increasingly being applied to energy efficient power management and conversion applications for use in telecommunication, IT, consumer electronics, hybrid and electrical automotives and industrial applications.

•             The market for power ICs, power semiconductor devices and modules is estimated by IMS research to reach USD 70bn by 2021, up from USD 33bn in 2011. With this projected robust growth in end-user markets, AIXTRON Management believes the Company has a very real opportunity to significantly increase equipment sales in this area in the coming years addressing a total equipment market opportunity larger than USD 500m over the next five years. Over the last twelve months, the Company has been recording a growing number of orders for R&D and production tools for the power electronics market.

Strong Focus on optimizing R&D resources

•             A strong R&D culture is seen as an essential future growth driver for AIXTRON. It is recognized as the cornerstone of AIXTRON’s past MOCVD equipment success and as a key enabling asset to achieve the Company’s ambitions for the new markets for which AIXTRON is currently developing products. Therefore, Management considers it critical that AIXTRON maintains a very strong R&D focus, despite the currently difficult economic environment. This core Management policy ensures that the Company retains a very focused approach to pursuing its strategy of remaining the long-term market leader in MOCVD technology without diminishing opportunities to address promising growth markets such as:

•             Organic material deposition solutions for large area optoelectronic applications, including plastic electronics, OLEDs for lighting, display, solar cell devices and other applications

•             SiC for power electronics for smart grid, hybrid automotive and other applications

•             III-V-materials (incl. GaN) on Silicon for next generation LEDs, power electronics or high speed processors for the smart grid, wireless communication, lighting and advanced IT applications

•             Carbon Nanostructures (incl. Graphene and CNTs) for next generation transistors, optoelectronics and other applications

•             Organic material applications, including OLEDs, are considered by Management to be a technology area that harbors strong potential to complement conventional LED technology in next generation lighting and display applications. AIXTRON is initially focusing its organic material R&D activities on addressing emerging high volume manufacturing requirements for OLED applications such as display and lighting. Additional potential applications are also being investigated.

•             Within this specific OLED area, a new German national research project “PROLUX”, was approved and initiated in Q2/2012. This publicly funded program aims at significantly increasing OLED efficiencies through improved deposition processes. The project is being jointly conducted by a number of eminent research partners — including AIXTRON, Philips, the RWTH Aachen University and the Fraunhofer Institute for Laser Technology ILT — and is being funded by the state of North Rhine Westphalia, Germany. AIXTRON’s specific role within the PROLUX project is to develop and integrate new system technologies with the Company’s existing OVPD® and PVPD equipment portfolio and to support the corresponding development activities of the other partners.

•             A strong and innovative R&D infrastructure is an essential element of AIXTRON’s product development process. This includes a state-of-the-art R&D center at the Company’s headquarters in Herzogenrath (Germany) and networked R&D laboratories in Aachen (Germany), Cambridge (UK) and Sunnyvale (USA), all of which house teams of highly skilled R&D specialists. AIXTRON is continuously focused on optimizing its R&D activities and building up its IP capital with the ultimate goal of improving customers’ cost of ownership and efficiency, while also strengthening AIXTRON’s technology leadership position.

•             A lot of attention has been paid to increasing internal R&D cost-efficiency gains by harnessing a combination of modular design engineering and selective partner outsourcing to maximize potential synergies and to reduce redundant activities. Following this approach, AIXTRON Management believes the Company can further optimize its cost structure without sacrificing potential new technology and product development opportunities.

3. Results of Operations

3.1. Development of Revenues

During the first six months of 2012, AIXTRON recorded total revenues of EUR 88.1m, a decrease of EUR 292.9m, or 77%, compared to EUR 381.0m over the same period last year. The most significant factor in this development was the year on year decrease in demand for MOCVD deposition equipment for LED applications.

Compared to the previous quarter, sequential revenues increased by 10% from EUR 42.0m in Q1/2012 to EUR 46.1m in Q2/2012.

Equipment revenues, excluding spares and service, were EUR 62.4m in H1/2012 (H1/2011: EUR 351.2m), which represents 71% of the total H1/2012 revenues (H1/2011: 92%). In Q2/2012, equipment revenues were EUR 33.1m compared to EUR 160.8m in the same period last year.

Sequentially, equipment revenues increased by 13% from EUR 29.3m in Q1/2012.

The equipment purchased by AIXTRON’s customers is predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and emerging lighting applications.

The second largest end market for AIXTRON equipment in the second quarter revenues was for power electronics.

The remaining first half year revenues were generated by sales of spare parts and service, which, at 29%, represented a comparatively higher percentage of total revenues in H1/2012 (H1/2011: 8%).

In Q2/2012, spare parts & services represented 28% of total revenues and amounted to EUR 13.0m (Q1/2012: EUR 12.7m or 30%).

Reflecting increased capacity utilization, customers spent more on spare parts and service mainly due to the higher demand for consumables in production.

	2012		2011
Revenues by Equipment, Spares &	H1		H1		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	62.4	71	351.2	92	-288.8	-82
Other revenues (service, spare parts, etc.)	25.7	29	29.8	8	-4.1	-14
Total	88.1	100	381.0	100	-292.9	-77

77% of total revenues in the first six months of 2012 were generated by sales to customers in Asia. This is 13 percentage points lower than the 90% recorded in H1/2011. 7% of revenues in H1/2012 were generated in Europe (H1/2011: 4%) and the remaining 16% in the USA (H1/2011: 6%).

	2012		2011
	H1		H1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	67.5	77	341.7	90	-274.2	-80
Europe	6.1	7	17.1	4	-11.0	-64
USA	14.6	16	22.2	6	-7.6	-34
Total	88.1	100	381.0	100	-292.9	-77

3.2. Development of Results

	2012		2011
	H1		H1		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	63.1	72	200.0	52	-136.9	-68
Gross profit	25.0	28	181.0	48	-156.0	-86
Operating costs	59.7	68	51.9	14	7.8	15
Selling expenses	13.2	15	17.8	5	-4.6	-26
General and administration expenses	10.8	12	17.6	5	-6.8	-39
Research and development costs	34.0	39	24.0	6	10.0	42
Net other operating (income) and expenses	1.7	2	(7.5)	-2	9.2	-123

Cost of sales decreased year on year by 68% from EUR 200.0m in H1/2011 to EUR 63.1m in H1/2012 due to the reduced business volume. Cost of sales did not decrease proportionally by the same percentage as the decline in sales, principally due to the effect of fixed costs related to facilities and service activities. The year on year first half cost of sales relative to revenues ratio went up (H1/2012: 72%; H1/2011: 52%).

In Q2/2012 the absolute cost of sales remained close to the level recorded in the prior quarter (Q1/2012: EUR 31.7m) and amounted to EUR 31.4m. Cost of sales relative to revenues decreased sequentially, due to higher revenues from 75% in Q1/2012 to 68% in Q2/2012.

The Company’s first half gross profit decreased by 86% year on year, in line with the negative revenue development and the disproportionately lower decrease in cost of sales, to EUR 25m in H1/2012 (H1/2011: 181.0m), resulting in a first six months gross margin of 28% (H1/2011: 48%).

Sequentially, however, due to higher revenues at relatively stable cost of sales and product mix, the Q2/2012 gross profit increased by 43% from EUR 10.3m to EUR 14.7m, resulting in a gross margin of 32% (7 percentage points higher than the 25% in Q1/2012).

Despite significantly lower business volumes, operating costs increased year on year in absolute terms by 14% to EUR 59.7m in H1/2012 (H1/2011: EUR 51.9m) mainly due to a planned increase in R&D spending. Consequently, operating costs relative to revenues of 68% in H1/2012 were 54 percentage points higher than the 14% in H1/2011.

In a sequential quarterly comparison however, the operating costs relative to revenues remained stable at 68%, while the absolute amount of operating costs increased by 9% from EUR 28.6m in Q1/2012 to EUR 31.2m in Q2/2012.

This operating cost development was influenced by the following factors:

Selling expenses decreased year on year by 26% to EUR 13.2m (H1/2011: EUR 17.8m), mainly against a backdrop of lower regional sales commissions and warranty expenses in line with lower sales volumes. Nevertheless, selling expenses relative to revenues, increased year on year by 10 percentage points to 15%, compared to 5% in H1/2011 due to the same lower sales volume factor.

In a quarterly sequential comparison, selling expenses remained stable at EUR 6.7m with a lower percentage relative to sales (Q2/2012: 15%; Q1/2012: EUR 6.6m;16%).

The decrease in general and administration expenses by 39% year on year to EUR 10.8m in H1/2012 (H1/2011: EUR 17.6m) was principally due to lower profit related elements of the administration costs, a reduced number of temporary staff, lower consultancy fees and lower IT infrastructure costs. General and administration expenses relative to revenues increased from 5% of sales in H1/2011 to 12% in H1/2012.

In Q2/2012, general and administrative costs were down by 14% compared to the previous quarter and amounted to EUR 5.0m or 11% of revenues (Q1/2012: EUR 5.8m, 14%).

Research and development costs increased by 42% year on year from the EUR 24.0m recorded in H1/2011 to EUR 34.0m in H1/2012 reflecting AIXTRON’s continuing high level of commitment to strategic investments in research and development.  Due to the increase in R&D investments and the decline in revenues, R&D costs as a percentage of revenues increased from 6% in H1/2011 to 39% in H1/2012.

In a sequential quarterly comparison, R&D costs increased in absolute terms by 7% from EUR 16.4m in Q1/2012 to EUR 17.6m in Q2/2012, with a 1 percentage point lower cost per revenue percentage in Q2/2012 of 38% (Q1/2012: 39%).

The 30% higher average number of R&D employees year on year (H1/2011: 256; H1/2012: 332) reflects the Management’s commitment to invest into focused R&D programs deemed necessary to support the Company’s determination to retain AIXTRON’s technical market leadership and is a key element in the Company’s long-term strategy.

The successful execution of that strategy will ensure that AIXTRON is not just limited to the development of next generation LED manufacturing tools but also enables the development of new technologies for other substantial growth end markets being addressed by AIXTRON.

	2012	2011
Key R&D Information	H1	H1	+/-
R&D expenses (million EUR)	34.0	24.0	42%
R&D expenses, % of sales	39	6
R&D employees (period average)	332	256	30%
R&D employees, % of total headcount (period average)	34	31

Net other operating income and expenses in the first six months of 2012 resulted in an expense of EUR 1.7m, (H1/2012: income of EUR 7.5m) after recording an expense of EUR 1.9m in Q2/2012 (Q1/2012: EUR 0.2m of income).

In H1/2012, a net currency expense of EUR 3.0m (H1/2011: income of EUR 7.8m) arose principally from USD/EUR hedging contracts (H1/2012: expense of EUR 2.4m) as well as currency transaction and translation differences (H1/2012: expense of EUR 0.6m).

In Q2/2012, the currency expense for USD/EUR hedging contracts amounted to EUR 1.1m and the expense for currency transaction and translation differences amounted to EUR 1.9m, mainly due to the weakening Euro within the quarter.

EUR 1.9m of R&D grants, received in H1/2012 (H1/2011: EUR 1.1m), were, as usual, recorded as ‘other operating income’.

The absolute operating result decreased in a year on year comparison by 127% from EUR 129.2m in H1/2011 to EUR -34.7m in H1/2012 with a negative EBIT margin of -39% (H1/2011: 34%). This development was principally due to the significantly reduced gross profit, resulting from the lower sales volumes, coupled with an increasing absolute operating cost base, mainly driven by higher investments into R&D and currency effects as described above.

In a quarterly sequential comparison, the EBIT slightly improved by 10% from EUR -18.3m (-44% margin) in Q1/2012 to EUR -16.5m in Q2/2012 (-36% margin).

Result before taxes decreased by 126% from EUR 129.5m in H1/2011 to EUR -33.1m in H1/2012, including a net finance income of EUR 1.7m in H1/2012 (H1/2011: EUR 0.3m).

In Q2/2012, the result before taxes amounted to EUR -15.9m, representing a 7% sequential improvement in absolute terms against EUR -17.1m recorded in Q1/2012.

In H1/2012, AIXTRON recorded a tax credit from the capitalization of deferred tax assets of EUR 9.2m (H1/2011: EUR 39.1m at a tax rate of 30%), of which EUR 4.8m was recorded in Q1/2012 and EUR 4.4m in Q2/2012.

The net result in H1/2012 was 126% down year on year from EUR 90.4m (24% of revenues) in H1/2011 to EUR -23.9m.

The net result for Q2/2012 amounted to EUR -11.6m compared to EUR -12.3m in Q1/2012.

3.3. Development of Orders

Equipment Orders	2012	2011	+/-
(in EUR million)	H1	H1	m EUR	%
Equipment order intake	61.5	432.5	-371.0	-86
Equipment order backlog (end of period)	137.7	373.5	-235.8	-63

The H1/2012 equipment order intake decreased year on year and at EUR 61.5m was 86% down from the EUR 432.5m recorded in H1/2011.

The sequential Equipment order intake in Q2 was relatively stable in comparison to Q1/2012 and was recorded at EUR 30.0m (Q2/2011: EUR 222.2m; Q1/2012: EUR 31.5m). As a matter of internal policy, the 2012 order intake in US Dollars is recorded at the current 2012 budget exchange rate of 1.40 USD/EUR (2011: 1.35 USD/EUR).

The total equipment order backlog of EUR 137.7m as at June 30, 2012 was 63% lower than the EUR 373.5m at the same point in time in 2011, and slightly higher than the 2012 opening backlog of EUR 136.8m as of January 1, 2012.

Order Recognition

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

1.                                        The receipt of a firm written purchase order and

2.                                        the receipt of the agreed deposit and

3.                                        accessibility to the required shipping documentation and

4.                                        a customer confirmed agreement on a system specific delivery date

In addition and reflecting current market conditions, even if an order does fulfill all of the above criteria, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will, until that risk is considered acceptable, exclude the order, or a portion of the order, from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of June 30, 2012 as was the case at December 31, 2011.

The equity ratio increased to 84% as of June 30, 2012, compared to 81% as of December 31, 2011, principally due to a 9% lower balance sheet total.

The AIXTRON Group’s capital expenditures for the first half-year of 2012 amounted to EUR 9.9m (H1/2011: EUR 11.7m), of which EUR 9.3m (H1/2011: EUR 11.1m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased to EUR 234.9m (EUR 129.1m + EUR 105.8m cash deposits) as of June 30, 2012 compared to EUR 295.2m (EUR 172.9m + EUR 122.3m cash deposits) as of December 31, 2011. The decrease was mainly driven by the incurred operating losses, the 25.4m EUR dividend payment made in Q2/2012 and the increase of work in progress within the first six months of 2012.

The value of property, plant and equipment increased to EUR 99.8m as of June 30, 2012 (EUR 96.2m as of December 31, 2011), principally due to R&D related additions.

The value of goodwill remained stable at EUR 64.4m as per June 30, 2012 with a minimal influence from currency translation adjustments compared to EUR 64.1m as per December 31, 2011. There were no additions or impairments in the first six months of 2012.

The value of other intangible assets decreased from EUR 6.2m as per December 31, 2011 to EUR 5.3m as per June 30, 2012. Differences arose mainly from amortization.

Inventories, including raw materials, work in progress and finished goods, increased from EUR 184.6m as of December 31, 2011 by 17% to EUR 215.8m as of June 30, 2012. This is principally explained by increased non-standard, prototype and laboratory tools work in progress not being offset by sales of systems out of inventory.

Advance payments from customers increased slightly by EUR 3.6m to EUR 68.5m as of June 30, 2012 (EUR 64.9m as of December 31, 2011).

Trade receivables decreased from EUR 78.6m as of December 31, 2011 to EUR 30.6m as of June 30, 2012, reflecting the reduced business volume in the first half-year 2012.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities in the relevant end user markets could have a positive effect on future business:

Short Term

•                  Increasing adoption of LEDs for exterior, public street and commercial lighting.

•                  Increasing adoption of LEDs for consumer and residential general lighting applications.

•                  Increasing adoption of GaN power electronics

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid and electrical automotive and photovoltaic transistor applications.

Mid Term

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND, DRAM and PRAM memory devices.

•                  Increased development activity for specialized compound solar cell applications.

•                  Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•                  Development of GaN-on-Silicon based devices for energy efficient power electronics

Long Term

•                  Progress in the convergence development of compound semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of UV LED applications e.g. for water purification

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2011 and in the section “Risk Factors” in AIXTRON’s 2011 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on March 1, 2012. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first six months of 2012, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2011 Annual Report/20-F Report referred to above.

6. Outlook

A combination of end market price erosion, declining margins and the lack of a sustainable market outlook has created an extended period of uncertainty for AIXTRON’s customers, who, as a consequence, have restrained their investments into new equipment during the first six months of 2012.

Whilst AIXTRON Management does not expect significant additional industry investments into LED backlighting capacity, recently reported increased capacity utilizations are contributing to a continuation of price declines for LED end devices and consequently reducing the price barrier for LED lighting applications.

There are some encouraging indications that Q2/2012 may indeed mark the bottom of the current order intake cycle. Management continues to believe that orders and revenues in the second half of 2012 will increase compared to the first six months of 2012.

However, the recent perceived increase in short-term macroeconomic risks in the end markets we address has increased the timing risks on the predicted orders and shipments in the second half of the year and consequently the Company’s ambition to be EBIT profitable in 2012. Order intake and shipment commitments in Q3 and early Q4 will determine the full extent of the year end performance. The Company expects nevertheless to return to profitability within the second half of this year.

That said, AIXTRON will continue to review and implement appropriate cost-saving measures to deliver the best possible year-end result.

AIXTRON Management continues to strongly believe that 2013 will be a key inflection point for the LED lighting market. The Company believes that the LED lighting market is set to develop positively and as a result, Management is of the opinion that 2013 will be a strong year for AIXTRON system demand, driven specifically by the potential growth in other non LED backlighting market applications, including LED lighting.

Beyond LED, AIXTRON is gaining traction in emerging MOCVD applications and other technology markets, including Organic and Silicon Semiconductor applications, building a foundation for the Company’s long-term growth strategy and diversification ambitions.

The Company continues to be supported by a strong balance sheet with EUR 234.9m in cash at the end of H1/2012 and continues to carry no debt, providing AIXTRON with the necessary resilience in the current climate of subdued demand.

Interim Financial Statements

1. Consolidated Income Statement

in EUR thousands	H1/2012	H1/2011	+/-	Q2/2012	Q2/2011	+/-

Revenues	88,134	381,032	-292,898	46,130	175,622	-129,492
Cost of sales	63,097	200,003	-136,906	31,392	98,769	-67,377
Gross profit	25,037	181,029	-155,992	14,738	76,853	-62,115

Selling expenses	13,297	17,829	-4,532	6,735	7,204	-469
General administration expenses	10,840	17,556	-6,716	5,041	8,744	-3,703
Research and development costs	33,957	23,954	10,003	17,559	11,541	6,018
Other operating income	2,080	9,094	-7,014	1,083	5,029	-3,946
Other operating expenses	3,758	1,633	2,125	2,946	134	2,812
Operating result	-34,735	129,151	-163,886	-16,460	54,259	-70,719

Finance Income	1,656	1,729	-73	526	912	-386
Finance Expense		1,382	-1,382	13	895	-882
Net Finance Income	1,656	347	1,309	513	17	496
Result before taxes	-33,079	129,498	-162,577	-15,947	54,276	-70,223

Taxes on income	-9,201	39,051	-48,252	-4,382	16,106	-20,488
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-23,878	90,447	-114,325	-11,565	38,170	-49,735

Basic earnings per share (EUR)	-0.24	0.90	-1.14	-0.12	0.38	-0.50
Diluted earnings per share (EUR)	-0.24	0.89	-1.13	-0.12	0.38	-0.50

2. Consolidated Statement of other Comprehensive Income

in EUR thousands	H1/2012	H1/2011	+/-	Q2/2012	Q2/2011	+/-

Profit or Loss	-23,878	90,447	-114,325	-11,565	38,170	-49,735

Losses/gains from derivative financial instruments before taxes	3,102	4,919	-1,817	-4,473	-1,182	-3,291
Deferred taxes	-937	-690	-247	1,351	948	403
Currency translation adjustment	4,167	-13,079	17,246	5,826	-3,806	9,632
Other comprehensive income	6,332	-8,850	15,182	2,704	-4,040	6,744
Total comprehensive income attributable to equity holders of AIXTRON SE	-17,546	81,597	-99,143	-8,861	34,130	-42,991

3. Consolidated Statement of Financial Position

in EUR thousands	June 30, 2012	Dec 31, 2011	June 30, 2011
Assets
Property, plant and equipment	99,759	96,176	83,863
Goodwill	64,437	64,078	57,540
Other intangible assets	5,347	6,205	5,683
Other non-current assets	725	720	722
Deferred tax assets	37,866	28,347	19,321
Tax assets	291	291	334
Total non-current assets	208,425	195,817	167,463
Inventories	215,831	184,553	186,348
Trade receivables less allowance kEUR 880 (2011: kEUR 389; Q2 2011 kEUR 370)	30,556	78,630	94,756
Current tax assets	1,076	8,150	8,147
Other current assets	12,971	14,894	26,904
Other financial assets	105,760	122,323	139,897
Cash and cash equivalents	129,135	172,892	202,335
Total current assets	495,329	581,442	658,387
Total assets	703,754	777,259	825,850

Liabilities and shareholders’ equity

Subscribed capital Number of shares: 100,821,549 (2011: 100,710,602; Q2 2011 100,700,827)	100,822	100,711	100,701
Additional paid-in capital	277,347	274,816	272,232
Retained earnings	214,283	263,316	274,221

Income and expenses recognized in equity	-4,172	-10,503	-20,185
Total shareholders’ equity	588,280	628,340	626,969
Other non-current liabilities	216	217	196
Other non-current accruals and provisions	0	0	142
Deferred tax liabilities	10	140	0
Total non-current liabilities	226	357	338
Trade payables	16,510	20,527	40,265
Advance payments from customers	68,538	64,900	104,556
Other current accruals and provisions	18,129	36,558	36,300
Other current liabilities	11,182	20,076	5,355
Current tax liabilities	790	6,404	12,033
Deferred revenues	99	97	34
Total current liabilities	115,248	148,562	198,543
Total liabilities	115,474	148,919	198,881
Total liabilities and shareholders’ equity	703,754	777,259	825,850

4. Consolidated Statement of Cash Flows

in EUR thousands	H1/2012	H1/2011	+/-	Q2/2012	Q2/2011	+/-
Cash inflow from operating activities
Net income for the period (after taxes)	-23,878	90,447	-114,325	-11,565	38,170	-49,735
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	2,081	2,639	-558	833	1,297	-464
Depreciation and amortization expense	6,579	6,368	211	3,352	3,067	285
Net result from disposal of property, plant and equipment		-17	17	0	-17	17
Deferred income taxes	-9,620	-1,752	-7,868	-6,648	-4,693	-1,955

Change in
Inventories	-29,782	-21,310	-8,472	-19,184	-23,574	4,390
Trade receivables	48,775	-8,745	57,520	8,695	-25,386	34,081
Other assets	11,432	-14,668	26,100	1,807	-3,832	5,639
Trade payables	-4,365	1,753	-6,118	265	-371	636
Provisions and other liabilities	-33,048	-10,104	-22,944	-9,403	-5,929	-3,474
Non-current liabilities	-1	-667	666	-1	-107	106
Advance payments from customers	3,405	-11,821	15,226	3,573	34,850	-31,277
Cash inflow from operating activities	-28,422	32,123	-60,545	-28,276	13,475	-41,751

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-9,338	-11,107	1,769	-3,382	-4,478	1,096
Capital expenditures in intangible assets	-532	-569	37	-239	-256	17
Proceeds from disposal of fixed assets	825	42	783	5	42	-37
Bank deposits with a maturity of more than 90 days	16,582	61,196	-44,614	-2,107	53,956	-56,063
Cash inflow/outflow from investing activities	7,537	49,562	-42,025	-5,723	49,264	-54,987

Cash inflow/outflow from financing activities
Dividend paid to shareholders	-25,155	-60,714	35,559	-25,155	-60,714	35,559
Proceeds from issue of equity shares	560	3,123	-2,563	87	1,044	-957
Cash inflow/outflow from financing activities	-24,595	-57,591	32,996	-25,068	-59,670	34,602

Effect of changes in exchange rates on cash and cash equivalents	1,723	-3,877	5,600	2,338	-1,446	3,784
Net change in cash and cash equivalents	-43,757	20,217	-63,974	-56,729	1,623	-58,352
Cash and cash equivalents at the beginning of the period	172,892	182,118	-9,226	185,864	200,712	-14,848
Cash and cash equivalents at the end of the period	129,135	202,335	-73,200	129,135	202,335	-73,200

Interest paid	-8	-140	132	-1	-56	55
Interest received	1,780	1,316	464	1,187	433	754
Income taxes paid	-7,061	-52,255	45,194	-15,570	-9,327	-6,243
Income taxes received	7,197	1,075	6,122	13,672	428	13,244

5. Consolidated Statement of Changes in Equity

	Income and expense recognized directly in equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON SE Total
Balance at January 1, 2012	100,711	274,816	(4,065)	(6,438)	263,316	628,340
Dividends to shareholders					(25,447)	(25,447)
Dividend received on Treasury shares					292	292
Share based payments		2,081				2,081
Issue of shares for options	111	449				560
Net income for the period					(23,878)	(23,878)
Other comprehensive income			4,167	2,165		6,332
Total comprehensive income			4,167	2,165	(23,878)	(17,546)
Balance at June 30, 2012	100,822	277,346	102	(4,273)	214,283	588,280

	Income and expense recognized directly in equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON SE Total
Balance at January 1, 2011	100,101	267,070	(10,995)	(340)	244,488	600,324
Dividends to shareholders					(60,714)	(60,714)
Share based payments		2,639				2,639
Issue of shares for options	600	2,523				3,123
Net income for the period					90,447	90,447
Other comprehensive income			(13,079)	4,229		(8,850)
Total comprehensive income			(13,079)	4,229	90,447	81,597
Balance at June 30, 2011	100,701	272,232	(24,074)	3,889	274,221	626,969

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

It was not audited according to §317 HGB or reviewed by a certified auditor.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2011.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale (USA). In comparison with December 31, 2011, there have been no changes to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	H1/2012	67,455	6,113	14,566	88,134
	H1/2011	341,688	17,130	22,215	381,033
Segment assets (property, plant and equipment)	30/06/12	3,646	93,463	2,650	99,759
	30/06/11	631	80,546	2,686	83,863

3. Stock Option Plans

In the first six months of 2012, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	June 30, 2012	Exercised	Expired/Forfeited	Allocation	Dec 31, 2011
Stock options	3,720,326	109,834	53,004	31,000	3,852,164
Underlying shares	4,385,577	109,834	55,230	31,000	4,519,641

AIXTRON ADS	June 30, 2012	Exercised	Expired/Forfeited	Allocation	Dec 31, 2011
Stock options	6,610	0	0	0	6,610
Underlying shares	6,610	0	0	0	6,610

4. Employees

The total number of employees rose from 832 on June 30, 2011 to 990 persons on June 30, 2012.

	2012		2011		+/-
Employees by Region	Jun-30%		Jun-30%		abs.	%
Asia	184	19	170	20	14	8
Europe	673	68	547	66	126	23
USA	133	13	115	14	18	16
Total	990	100	832	100	158	19

	2012		2011		+/-
Employees by Function	Jun-30%		Jun-30%		abs.	%
Sales	93	9	69	8	24	34
Research and Development	343	35	267	32	76	28
Manufacturing and Service	440	44	390	47	50	13
Administration	114	12	106	13	8	7
Total	990	100	832	100	158	19

5. Management

As compared to December 31, 2011, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2012.

6. Related Party Transactions

Apart from contractual remuneration of both the Supervisory and Executive Boards and dividends paid on ordinary shares, AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after June 30, 2012.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2012 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, July 2012

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: July 26, 2012

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO